Mail Processing Section
JUN 27 2008
Washington, DC
106

SECUR [redacted] SION

08032064

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-11206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/07 (MM/DD/YY) AND ENDING 04/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City (City) Missouri (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard E. Jones, President (816) 968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear LLP
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 11 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of April 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JOHN W. BAXTER
Notary Public - Notary Seal
Commission # 05549105
STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES MAR. 15, 2009

Signature

Richard F. Jones, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL PENSION
& GROUP CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2008

(With Independent Auditors' Report Thereon)

CONTENTS

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
National Pension & Group Consultants, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of National Pension & Group Consultants, Inc. as of April 30, 2008, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Pension & Group Consultants, Inc. as of April 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule l7a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
June 2, 2008

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2008

ASSETS

Cash and cash equivalents:		
Cash in bank		$ 194,947
UMB Scout Money Market Funds		64,312
Vanguard Money Market Funds		83,662
Total cash and cash equivalents		342,921
Receivables – 12b-1 fees		95,340
NASDAQ Stock – Allowable (at market value)		10,935
Receivables (non-allowable):		
Commissions - Commodities	$ 3,132	
Commissions – Variable annuities	3,184	
Due from related entities:		
Management fees	15,357	
Expense reimbursement	400	
Total receivables		22,073
Other assets (non-allowable):		
Investment – NPGC Fund, LP	166,528	
CRD deposit	5,871	
IRS tax deposit	30,121	
Total other assets		202,520
Total assets		$ 673,789

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Management fees payable		$ 91,726
Commissions payable		95,353
Total liabilities		187,079
Stockholder's equity:		
Common stock, Class A, $10 par value; authorized 4,000 shares; issued and outstanding, 2,400 shares	$ 24,000	
Additional paid-in capital	50,000	
Retained earnings	412,710	
Total stockholder's equity		486,710
Total liabilities and stockholder's equity		$ 673,789

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF INCOME

YEAR ENDED APRIL 30, 2008

Revenues:		
Commissions - Commodities		$ 24,627
Commissions – Variable annuities		57,945
Section 12b-1 fees		1,468,018
Dividends and interest		14,011
Management fees		177,105
Administrative income		376,390
Unrealized gain on investments		38,729
Other income		35,000
Total revenues		2,191,825
Expenses:		
Commissions	$ 974	
Section 12b-1 expenses	1,468,018	
Administrative expenses	376,390	
Management fees	140,056	
Professional fees	22,468	
Continuing education and testing fees	10,410	
Fidelity bond	5,644	
NFA fees	950	
NASD membership fees	2,873	
State filing fees	2,272	
SIPC assessment	150	
Office expenses	4,056	
Dues and publications	1,532	
Total expenses		2,035,793
Net income		$ 156,032

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2008

	Common Stock, Class A		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, April 30, 2007	2,400	$ 24,000	$ 50,000	$ 966,678	$ 1,040,678
Net income for year ended April 30, 2008	-	-	-	156,032	156,032
Dividend	-	-	-	(710,000)	(710,000)
Balance, April 30, 2008	2,400	$ 24,000	$ 50,000	$ 412,710	$ 486,710

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2008

Cash flows from operating activities:		
Net income		$ 156,032
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized gain on investments	$ (38,729)	
Increase in receivables	(93,914)	
Increase in commissions payable	95,340	
Increase in CRD deposits	(9,861)	
Increase in management fee payable	27,108	
Total adjustments		(20,056)
Net cash flows provided by operating activities		135,976
Cash flows from investing activities		-
Cash flows from financing activities:		
Payment of dividends	(710,000)	
Net cash flows provided by financing activities		(710,000)
Net decrease in cash and cash equivalents		(574,024)
Cash and cash equivalents at beginning of year		916,945
Cash and cash equivalents at end of year		$ 342,921

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

National Pension & Group Consultants, Inc. (the "Company") was formed in the District of Columbia in 1961 and was registered to do business in the State of Missouri as a foreign corporation in October 1971. The main office is in Kansas City, Missouri, and the only branch office is in Kentucky. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and is registered with the Securities and Exchange Commission (SEC) and various other states. The Company also is registered with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"), and as an investment advisor with the State of Missouri.

The Company primarily conducts a mutual fund business by way of FTJFundChoice, which provides financial services in the nature of investment administration. The Company conducts a minimal variable contract business. The Company is subject to a CFTC minimum net capital requirement of $45,000, effective July 31, 2006 and operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3. The Company does not clear securities transactions or hold customers' securities or funds. The Company does not require a clearing agent in order to conduct its securities business.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

The Company's marketable securities, which consists solely of NASDAQ stock bought and held principally for selling, are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition and the change in fair value is included in net income.

Investment in NPGC Fund Limited Partnership

The Company is the managing general partner in NPGC Fund Limited Partnership ("NPGC Fund, LP"), a commodity pool, which trades in futures, options and related contracts. NPGC Fund, LP utilizes Man Financial, Inc. (now known as MF Global) as its clearing agent for these trades. The Company owned approximately 42.2 units (approximately 2%) of NPGC Fund, LP as of April 30, 2008. The Company marks to market its units on a monthly basis, based on the performance of the commodity pool, with the unrealized gains and losses included in the statement of income. Summarized financial information for NPGC Fund, LP as of and for the year ended December 31, 2007 (the most recent audited financial statements), is as follows:

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investment in NPGC Fund Limited Partnership, Continued

Assets	$ 8,643,926
Liabilities	(26,695)
Partners' equity	$ 8,617,231
Investment income (loss)	$ 1,429,296
Operating expenses	(465,601)
Net income	$ 963,695

Income Taxes

The Company elected under Section 1372(a) of the Internal Revenue Code to be treated as an S corporation. Accordingly, the Company is not subject to federal income taxes as all income, deductions, credits, etc. are taxable to the shareholder. Therefore, no provision for income taxes has been made in these financial statements. The Company is required to make certain deposits to the Internal Revenue Service due to its election of a fiscal year-end versus a calendar year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RELATED PARTY TRANSACTIONS

The Company is an affiliate of American Service Life Insurance Company ("ASLIC"), Fidelity Security Life Insurance Company ("FSLIC"), Forrest T. Jones & Company, Inc. ("FTJ"), Forrest T. Jones Consulting Company, Inc., and FTJFundChoice, LLC (a registered investment advisor), in all of which Richard F. Jones has an equity interest. FTJ performs management and accounting services. Also, some of the transactions recorded in the Company's financial statements reflect the intercompany billings based on allocation of common costs.

(2) RELATED PARTY TRANSACTIONS, Continued

In 1999, the Company entered into an affiliation agreement with FSLIC and FTJ for the purpose of selling FSL Flexible Premium Variable Annuity contracts offered by FSLIC. Pursuant to this agreement, the Company serves as the distributor for the variable annuity insurance contracts. Commissions are paid to FTJ or its designates based on the percentage of sales and contract value in accordance with the instructions received from FTJ. FTJ has remitted its commissions on the variable annuity insurance contracts distributed by the Company. Accordingly, the Company has included $57,945 of commissions received from the sale of the variable annuity insurance contracts in commission revenue in the statement of income for the year ended April 30, 2008.

The Company performs management and investment services for NPGC Fund, LP. A management fee of .125% per month of the month-end net asset value is received by the Firm (one and one-half percent per year). These fees were $177,105 in 2007-08. The Company pays an annual management fee to one of its principal officers equal to 50% of certain income less the related expenses. The management fee incurred under the agreement amounted to $83,072 for the year ended April 30, 2008.

As General Partner of NPGC Fund, LP, the Company also receives an incentive fee equal to 5% of net new trading profits each quarter. Net new trading profits, for purposes of calculating the General Partner's incentive fee, is the net new increase in net asset value of NPGC Fund, LP, adjusted for additions and withdrawals, as compared to the prior month's highest net asset value. The Company received no incentive fees in 2007-08.

The Company receives 12b-1 fees and related administrative income, which are remitted to its affiliate, FTJFundChoice, LLC for certain administrative services. The amount of such fees included in the accompanying statement of income as both 12b-1 and administrative revenue and offsetting expense amounted to $1,468,018 for 12b-1 fees and $376,390 for administrative costs.

(3) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

NPGC Fund, LP utilizes derivative financial instruments, primarily futures contracts, but also including options, foreign currency forwards, and related contracts for trading purposes. Such contracts are carried at fair value, generally based on quoted market prices, with unrealized gains and losses included in the statement of income.

(3) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK, Continued

Futures, forwards, and similar contracts provide for the delayed delivery of the underlying instrument. As a writer of options, NPGC Fund receives a premium in exchange for giving the counter-party the right to buy or sell the underlying commodity or security at a future date at a contracted price. The contractual amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange. Cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts is limited to the unrealized market valuation gains/losses. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

NPGC Fund, LP accounts are carried by MF Global (formerly known as Man Financial), a clearing agent. The agreement between the Company and MF Global stipulates that all losses resulting from the NPGC Fund, LP's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of April 30, 2008, is not expected to have a material adverse effect on the Company's financial statements.

(4) CLASS B COMMON STOCK

The Company has authorized 1,000 shares of Class B non-voting common stock of which no shares have been issued.

(5) CONCENTRATION OF CASH IN BANK

The Company had a balance per bank of $194,947 at year-end. The maximum amount insured by the Federal Deposit Insurance Corporation is $100,000.

(6) NET CAPITAL

The Company maintains a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) of the Net Capital rule. To comply with the CFTC regulations and NFA Rules, the Company has a minimum required net capital of $45,000. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of April 30, 2008, the net capital was $257,517, which exceeded the required minimum capital of $45,000 by $212,517, and the net capital ratio was .73 to 1.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

APRIL 30, 2008

Total equity from statement of financial condition		$ 486,710
Less non-allowable assets:		
Receivables	$ 22,073	
Investment – NPGC Fund, LP	166,528	
CRD deposit	5,871	
Other deposits	30,121	(224,593)
Net capital before haircut		262,117
Haircut:		
UMB Scout money market fund @ 2%	1,286	
Vanguard Money Market funds @ 2%	1,673	
NASDAQ Stock @ 15%	1,641	
Total haircuts		(4,600)
Net capital		$ 257,517

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $45,000, whichever is greater)	$ 45,000
Net capital from above	$ 257,517
Excess net capital	$ 212,517

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 187,079
Ratio of aggregate indebtedness to net capital	.73 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

APRIL 30, 2008

Not applicable – The Company is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k)(1) of the Rule.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

APRIL 30, 2008

The Company is not subject to the requirements of Rule 15c3-3 Customer Protection – reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
RECONCILIATION OF NET CAPITAL

APRIL 30, 2008

Net capital per unaudited Focus Report Part IIA	$	162,177
Adjustment related to:		
Increase in allowable 12b-1 fees receivable		95,340
Net capital as reported in audited financial statements	$	257,517

The computation of net capital in the unaudited Part IIA filing differs from the audited net capital as noted above. Such difference is material. However, the Company is in compliance with the minimum net capital requirement and the adjustment further increases the Company's net capital.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROLS

The Board of Directors
National Pension & Group Consultants, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of National Pension & Group Consultants, Inc. (the Company) as of and for the year ended April 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
June 2, 2008

END